Writer’s Direct Dial: +33.1.40.74.69.24 E-Mail: jbrinitzer@cgsh.com

July 21, 2010

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C.  20549-4631
Attention:  Terence O’Brien

Re:	ArcelorMittal File No. 333-146371 Form 20-F for the Fiscal Year Ended December 31, 2009

Dear Mr. O’Brien:

By letter dated July 7, 2010, the staff of the Securities and Exchange Commission (the “Staff”) sent ArcelorMittal (“ArcelorMittal” or the “Company”) comments on its above-referenced Annual Report on Form 20-F (“Form 20-F”).  This letter sets forth ArcelorMittal’s response to the Staff’s comments.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, the text of each of which we have incorporated into this response letter for convenience.

Market Information, page 3

1.
We note the disclaimer “we do not make any representation or warranty as to the accuracy or completeness of such information set forth in this annual report.”  Since ArcelorMittal may not disclaim responsibility for information that it has chosen to include in its annual report, please delete the disclaimer in future filings.

The Company acknowledges the Staff’s comment and will remove this disclaimer with respect to market information in its 2010 Form 20-F.

Securities and Exchange Commission, p. 2

Item 5.  Operating and Financial Review and Prospects, page 70

Critical Accounting Policies and Use of Judgments and Estimates, page 76

Impairment of Tangible and Intangible Assets, including Goodwill, page 78

2.
As you are a capital-intensive business with a material amount of intangible assets, including goodwill, please revise your disclosures here and within your footnote disclosures, as appropriate, to provide investors with a better understanding as to the level at which your assets, including goodwill, are tested for impairment.  Your disclosure within MD&A appears to indicate that assets may be tested at the individual level and at the cash-generating unit level; whereas, your disclosures within Note 9 indicate that all tangible assets were tested at the cash-generating unit level.  Further, it is unclear the level at which your cash-generating units have been identified as they relate to your operating and reportable segments based on the disclosures within Notes 2, 8 and 9.  In this regard, please ensure your disclosures address the following:

•
An explanation as to how you identified your cash-generating units for purposes of testing your tangible and intangible assets, excluding goodwill, for impairment.  This explanation should include a discussion as to what an operating subsidiary, as referred to in Note 9, represents along with an explanation as to why a group of operating subsidiaries would represent the smallest group of assets that generate cash inflows that are largely independent of the cash flows from other assets or groups of assets.  Please also clarify that your groups of cash-generating units are not larger than an operating segment, as defined by IFRS 8.

•	The number of cash-generating units identified for purposes of testing tangible and intangible assets for impairment.
•
An explanation as to how you identified your cash-generating units for purposes of testing your goodwill for impairment, including the identification of your operating segments in accordance with IFRS 8.

•
The number of cash-generating units and/or groups of cash-generating units that have been allocated goodwill.  If a group of cash-generating units has been allocated goodwill that cannot be further allocated to each of the individual cash-generating units, please disclose this fact.  Please refer to paragraphs 80-82 of IAS 36 for guidance.

•
For those cash-generating units that are grouped together for purposes of testing goodwill for impairment, provide disclosure that clarifies you are first testing the individual cash-generating units for impairment of any tangible and intangible assets, excluding goodwill, before testing the group of cash-generating units for impairment of goodwill, to the extent necessary.  Please refer to paragraph 97 of IAS 36 for guidance.

Please provide us with the disclosures you intend to include in future filings to address the concerns raised.

Securities and Exchange Commission, p. 3

The Company acknowledges the Staff’s comments.  The Company currently provides the following disclosure in Item 3D under “Key Information—Risk Factors”, Item 5 under “Critical Accounting Policies and Use of Judgments and Estimates”, Note 2, Note 8, and Note 9.  The Company intends to expand these disclosures in its 2010 Form 20-F by adding the italicized text and removing the struck-through text as set forth below:

Item 3D under “Key Information—Risk Factors”

Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in impairment of such assets, including intangible assets such as goodwill.

“…If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit). If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of operations.

Goodwill represents the excess of the amounts ArcelorMittal paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill has been allocated at the level of the Company’s eight operating segments; the lowest level at which goodwill is monitored for internal management purposes. ~~Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable.~~ Goodwill is tested for impairment annually at the level of the groups of cash generating units which correspond to the operating segments as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable.   The recoverable amounts of the groups of cash generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or its value in use calculations, which depend on certain key assumptions. These include assumptions regarding the discount rates…”

Item 5 under “Critical Accounting Policies and Use of Judgments and Estimates”

Impairment of Tangible and Intangible Assets, including Goodwill

“…An impairment loss is recognized as an expense immediately as part of operating income in the statement of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, it is not possible to estimate the recoverable amount of the individual asset because the cash flows are not independent from that of the cash generating unit to which it belongs.  Accordingly, the Company’s assets are measured for impairment at the cash generating unit level.  In certain instances, the cash generating unit is an integrated manufacturing facility which may also be an operating subsidiary.  Further, a manufacturing facility may be operated in concert with another facility, with neither facility generating cash flows that are largely independent from the cash flows of the other.  In this instance, the two facilities are combined for purposes of testing for impairment.  As of December 31, 2009, the Company had determined it has 87 cash generating units.

An impairment loss recognized in prior years is reversed if, and only if… A reversal of an impairment loss is recognized immediately as part of operating income in the statement of operations.

Securities and Exchange Commission, p. 4

~~Goodwill is reviewed at the cash-generating unit level for impairment annually, as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable.~~  Goodwill has been allocated at the level of the Company’s eight operating segments; the lowest level at which goodwill is monitored for internal management purposes.  Goodwill is tested for impairment annually at the level of the groups of cash generating units which correspond to the operating segments as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable.  Whenever the cash generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

The recoverable amounts of the groups of cash-generating units are determined from the higher of its net selling price…”

As a corresponding change to avoid confusion between the Company’s eight operating segments and its six reportable segments, the Company intends, in future filings, to revise its disclosure to replace “operating segments” with “reportable segments” in the following areas, where applicable:

•	Presentation of Financial and Certain Other Information
•	Item 4A under “Information on the Company—History and Development of the Company”
•	Item 4B under “Information on the Company—Business Overview”
•	Item 4C under “Information on the Company—Organizational Structure”
•	Item 5A under “Operating and Financial Review and Prospects—Operating Results”
•	Item 6D under “Directors, Senior Management and Employees—Employees”.

Note 2

Goodwill and negative goodwill

“Goodwill arising on an acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over ArcelorMittal’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

Goodwill is allocated to ~~the cash-generating units expected to benefit from the synergies of the combination for the purpose of impairment testing. The allocation is made to~~ those groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose and in all cases is at the operating segment level which represents the lowest level at which goodwill is monitored for internal management purposes.  Goodwill is tested ~~reviewed~~ for impairment annually at the level of the groups of cash-generating units which correspond to the operating segments ~~level for impairment annually~~ as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable.  Whenever the cash generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash generating units are tested first and any impairment of the assets recorded prior to the testing of goodwill. The recoverable amounts…”

Impairment of Tangible and Intangible Assets, including Goodwill

“…An impairment loss is recognized as an expense immediately as part of operating income in the statement of operations.

Securities and Exchange Commission, p. 5

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, it is not possible to estimate the recoverable amount of the individual asset because the cash flows are not independent from that of the cash generating unit to which it belongs.  Accordingly, the Company’s assets are measured for impairment at the cash generating unit level.  In certain instances, the cash generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary.  Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other.  In this instance, the two facilities are combined for purposes of testing for impairment.  As of December 31, 2009, the Company had determined it has 87 cash generating units.

An impairment loss recognized in prior years is reversed if, and only if… A reversal of an impairment loss is recognized immediately as part of operating income in the statement of operations.

~~Goodwill is reviewed at the cash-generating unit level for impairment annually, as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable.~~  The recoverable amounts of the groups of cash-generating units are determined from the higher of its net selling price…”

Note 8

“Goodwill acquired in business combinations and the acquisition of non-controlling interests has been ~~The allocation~~ allocated to the Company’s operating segments ~~by segment and operating unit has been aligned with the group of cash-generating units (“GCGU”) defined for impairment testing purposes~~ and presented in the table above.  This represents the lowest level at which goodwill is monitored for internal management purposes. ~~and in all cases is at or below the Company’s operating segment.~~

Goodwill is tested at the groups of cash generating units (“GCGU”) level for impairment annually, as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable.  In all cases the GCGU is at the operating segment level. The recoverable amounts of the GCGUs are determined…”

Note 9

“…During the year ended December 31, 2009 and in conjunction with its testing of goodwill for impairment, the Company analyzed the recoverable amount of its property, plant, and equipment. Property, plant, and equipment was tested at the CGU level~~. which was comprised of an Operating Subsidiary or a group of Operating Subsidiaries~~. In certain instances, the CGU is an integrated manufacturing facility which may also be an Operating Subsidiary.  Further, a manufacturing facility may be operated in concert with another facility, with neither facility generating cash flows that are largely independent from the cash flows of the other.  In this instance, the two facilities are combined for purposes of testing for impairment.  As of December 31, 2009, the Company had determined it has 87 CGUs. The recoverable amounts of the CGUs…”.

3.
In future filings, please disclose the remaining carrying value of each of the cash-generating units by reportable segment for which you recognized an impairment loss during the most recent fiscal year.  Please also disclose the remaining amount of goodwill by cash-generating unit / groups of cash-generating unit by reportable segment for which an impairment loss was recognized during the most recent fiscal year.  These disclosures will allow investors to better understand the carrying value of assets that are at-risk for future impairment.  Please provide us with the disclosures you intend to include in future filings.

The Company acknowledges the Staff’s comments.

Securities and Exchange Commission, p. 6

The Company will include the following revised disclosure in future filings, if applicable, by adding the italicized text and removing the struck-through text as set forth below (this draft disclosure has been crafted using 2009 information as an example but will be updated in future filings to reflect the most recent fiscal year):

“…Management concluded that the value in use of certain of the Company’s property, plant, and equipment was less than its carrying amount due primarily to the economic downturn in 2008 which continued to have an impact on 2009. Accordingly, an impairment loss of 564 was recognized as an expense as part of operating income (loss) in the statement of operations for the year ended December 31, 2009. ~~Management does not expect this trend to continue.~~ Of the impairment loss of 564, 237 related to various idle assets where a decision was made to cease all future use (including 92 at ArcelorMittal Galati (coke oven batteries) and 65 at ArcelorMittal Las Truchas (primarily an electric arc furnace, rolling mill, oxygen furnace and wire rod mill). ArcelorMittal Galati is part of Flat Carbon Europe and ArcelorMittal Las Truchas is part of Long Carbon Americas & Europe. The remaining impairment of 327 consisted primarily of the following:

Cash-Generating Unit	Reportable Segment	Impairment Recorded	2008 Pre-Tax Discount Rate	2009 Pre-Tax Discount Rate	Carrying Value as of December 31, 2009
ArcelorMittal Tubular Products Roman	Long Carbon Americas & Europe	65	14.6%	16.9%	30
ArcelorMittal Hunedoara SA	Long Carbon Americas & Europe	38	13.9%	14.5%	33
ArcelorMittal Annaba Spa	Long Carbon Americas & Europe	17	13.9%	15.1%	223
ArcelorMittal Tubular Products Marion Inc.	Long Carbon Americas & Europe	16	15.5%	19.0%	6
ArcelorMittal Tubular Products Brampton	Long Carbon Americas & Europe	12	13.4%	16.0%	3
ArcelorMittal Tubular Products Iasi SA	Long Carbon Americas & Europe	12	14.6%	16.9%	13
JSC ArcelorMittal Tubular Products Aktau	Long Carbon Americas & Europe	10	17.7%	17.1%	13
ArcelorMittal Construction	Steel Solutions and Services	117	12.5%	14.3%	435

Securities and Exchange Commission, p. 7

~~•~~
~~237 of various idle assets (including 92 at ArcelorMittal Galati (coke oven batteries) and 65 at ArcelorMittal Las Truchas (primarily an electric arc furnace, rolling mill, oxygen furnace and wire rod mill)~~

~~•~~	~~122 of various tubular product operations (primarily 65 at ArcelorMittal Tubular Products Roman, using a pre-tax discount rate of 16.9% in 2009 (14.9% in 2008)~~

~~•~~	~~172 of other impairments (primarily 117 at ArcelorMittal Construction in France, using a pre-tax discount rate of 14.3% in 2009 (12.5% in 2008)~~

~~ArcelorMittal Galati, ArcelorMittal Tubular Products Roman and ArcelorMittal Construction were included in the Flat Carbon Europe, Long Carbon Americas & Europe and Steel Solutions and Services reportable segments, respectively.~~

The carrying amount of property, plant and equipment…”

As the Company did not record an impairment loss on its goodwill in 2009, the Company concluded additional disclosure by reportable segment was not required.  Should the results of the Company’s future testing of goodwill for impairment result in an impairment loss for any period, the Company will include revised disclosure in future filings similar to the above for such period.

4.
We note the disclosures you have provided within Note 8 in accordance with the disclosure requirements of IAS 36.  For each of your cash-generating units / groups of cash-generating units with a recoverable amount that does not significantly exceed the carrying value, please provide the following additional disclosures:

•
A more detailed discussion of the degree of uncertainty associated with the key assumptions used in the cash flow analysis.  An example would be to discuss when your cash flow analysis assumes recovery from the current downturn within a defined period of time.

•
The potential events and/or changes in circumstances specific to the reporting unit that could reasonably be expected to negatively affect the key assumptions.  Please refer to Item 5.A. of Form 20-F, Instruction 1 to Item 5 of Form 20-F, and Sections 216, 501.02, and 501.14 of the Financial Reporting Codification for guidance.

Please provide us with the disclosures you intend to include in future filings.

The Company acknowledges the Staff’s comments.  The Company currently provides the following disclosure in Note 8. The Company intends to expand these disclosures in future filings, as applicable, by adding the italicized text set forth below (with the bracketed portions adapted to reflect expectations at the time of the filing) and will also include such disclosure in Item 5 under “Critical Accounting Policies and Use of Judgments and Estimates”:

In validating the value in use determined for the GCGU, key assumptions used in the discounted cash-flow model (such as discount rates, average selling prices, shipments and terminal growth rate) were sensitized to test the resilience of value in use. Management believes that reasonably possible changes in key assumptions would cause an impairment loss to be recognized in respect of AACIS and Stainless Steel.

Securities and Exchange Commission, p. 8

AACIS produces a combination of flat and long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States. Management believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. AACIS is highly exposed to export markets and consequently to international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular industries' consumers of steel, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates. Discount rates may be affected particularly by changes in countries’ specific risks. [Our future projections anticipate volume and prices to recover progressively over the next two years from 2009 achieving normalized levels in 2012.] Discount rates were unchanged throughout the period under consideration.

Stainless Steel produces flat and long stainless steel and alloy products from its plants in Europe and South America. Management believes that sales volumes, raw material margins and discount rates are the key assumptions most sensitive to change.  The stainless industry has been subject to worldwide overcapacity which negatively affects the base price and margins in various countries where ArcelorMittal operates. Furthermore, raw material margins may be temporarily impacted by the fluctuation and high volatility of key raw material inputs, particularly nickel. Discount rates may be affected by changes in countries’ specific risks, particularly in South America. [As a result, our future projections anticipate a slow but steady recovery of sales volumes and raw material margins over the next five years from 2009.] Discount rates were unchanged throughout the period under consideration.

The following changes in key assumptions in projected earnings in every year of the initial five-year period, assuming unchanged values for the other assumptions, would cause the recoverable amount to equal the respective carrying value.

	AACIS	Stainless Steel
Excess of recoverable amount over carrying amount(1)	20	175

Increase in pre-tax discount rate (change in basis points)	2	32

Decrease in average selling price (change in %)(2)	0.15	—

Decrease in raw material margin (change in %)(2)	—	0.75

Decrease in shipments (change in %)	0.06	0.75

Decrease in terminal growth rate used for the years beyond the five-year plan (change in basis points)	4	48

(1)      As required by IFRS, the amount for AACIS considers the imputed goodwill related to non-controlling interests primarily in South Africa.
(2)      The Company determined that the relevant key assumption for Stainless Steel was raw material margin rather than average selling price.

Similar disclosure will be added in future filings, if applicable, for other groups of cash-generating units with a recoverable amount that does not significantly exceed carrying value.

B.  Liquidity and Capital Resources, page 90

5.
Please revise the disclosure for your True Sale of Receivables Programs to include the amount of receivables sold and derecognized in accordance with IAS 39 for each period presented.  This disclosure will allow investors to better understand the impact these programs have on your liquidity.  Please refer to Item 5.B. of Form 20-F and Section 501.13 of the Financial Reporting Codification for guidance.

Securities and Exchange Commission, p. 9

The Company acknowledges the Staff’s comment and will revise this disclosure in future filings, starting with its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2010, expected to be filed with the Commission on Form 6-K on or about July 30, 2010.

Note 1:  Nature of Business, Basis of Presentation and Consolidation, page F-9

Basis of Consolidation, page F-15

6.
In future filings, please disclose the nature and extent of any significant restrictions on the ability of any of your subsidiaries to transfer funds to you through dividends or loan repayments/advances.  Please refer to your disclosure on page 11 of the 2009 Form 20-F and paragraph 41(d) of IAS 27.  To the extent applicable, please also provide this disclosure for your associates and joint ventures in accordance with paragraph 37(f) of IAS 38.

The Company acknowledges the Staff’s comment, and will provide in its 2010 Form 20-F additional disclosure regarding the nature and extent of any significant restrictions on the ability of any of its subsidiaries to transfer funds to it through dividends or loan repayments/advances (including with respect to associates and joint ventures, if applicable).

Note 2:  Summary of Significant Accounting Policies, page F-15

Translation of financial statements denominated in foreign currency, page F-15

7.
In future filings, please disclose your accounting policy for remeasuring nonmonetary items into the functional currency.  Otherwise, please confirm to us that an immaterial amount of your nonmonetary items are measured at historical cost or fair value in a foreign currency other than the corresponding functional currency.  Please refer to paragraphs 23(b) and 23(c) of IAS 21 for guidance.

The Company acknowledges the Staff’s comment, and in its 2010 Form 20-F will add disclosure regarding its accounting policy for re-measuring non-monetary items into its functional currency.

8.
In future filings, please include disclosure in your accounting policy that confirms you review the residual value, the useful lives and the depreciation method of your property, plant and equipment at least annually.  Please refer to paragraphs 51 and 61 of IAS 16 for guidance.

The Company acknowledges the Staff’s comment, and in its 2010 Form 20-F will include disclosure clarifying that it reviews the residual value, the useful lives and the depreciation method of its property, plant and equipment at least annually.

9.
In future filings, please disclose the carrying value of the property, plant and equipment used in mining activities given the difference in the depreciation method from the rest of the property, plant and equipment to allow investor to better understand the corresponding expense.  Please also define the unit you are using to depreciate these assets in the unit of production method.  If the property, plant and equipment used in mining activities are immaterial to your consolidated financial statements, please disclose this fact.

Securities and Exchange Commission, p. 10

The Company acknowledges the Staff’s comment, and in its 2010 Form 20-F will include disclosure regarding the carrying value of the property, plant and equipment used in mining activities.  The Company will also define the unit used to depreciate these assets in the unit of production method.

10.
Please confirm to us that you have not capitalized any material amounts of exploration and evaluation costs related to your mining activities.  Otherwise, please include your accounting policy for the capitalization of these costs in future filings.  Please provide us with any additional disclosures you intend to include in your consolidated financial statements in future filings.  Refer to paragraphs 23-25 of IFRS 6 for guidance.

The Company acknowledges the Staff’s comment, and confirms that it has not capitalized any material amounts of exploration and evaluation costs related to its mining activities.

Segment reporting, page F-22

11.
We note your policy for aggregating operating segments.  Please confirm to us and revise your policy disclosure in future filings that operating segments are aggregated when the operating segments have similar economic characteristics and are similar in (a) nature of products and services, (b) nature of production processes, (c) customers, (d) distribution methods, and (e) regulatory environment.  In this regard, confirm that the operating segments you have aggregated have similar long-term average gross margins.  Please refer to paragraph 12 of IFRS 8 for guidance.

The Company acknowledges the Staff’s comment, and confirms that (i) its operating segments are aggregated when the operating segments have similar economic characteristics and are similar in (a) nature of products and services, (b) nature of production processes, (c) customers, (d) distribution methods, and (e) regulatory environment, and (ii) the aggregated operating segments have similar long-term average gross margins. The Company will amend its disclosure to this effect in its 2010 Form 20-F.

Note 3:  Acquisitions, page F-26

12.	In future filings, please revise your disclosure to address the following:

•
Please include the value of identified intangible assets recognized in the tables containing information for the estimated fair value of the assets acquired and liabilities assumed.  Please refer to paragraph 67(f) of IFRS 3 for guidance.

•
Please discuss the factors that contributed to the recognition of goodwill to the extent that goodwill represented a material portion of the purchase price.  Please refer to paragraph 67(h) of IFRS 3 for guidance.

Securities and Exchange Commission, p. 11

•	Please include the amount of profit or loss for each acquire since the acquisition date. Please refer to paragraph 67(i) of IFRS 3 for guidance.
•	Please include an explanation as to why the purchase price allocation is provisional. Refer to paragraph 69 of IFRS 3.

The Company acknowledges the Staff’s comment and will, in its 2010 Form 20-F, expand its disclosures accordingly.

Note 8:  Goodwill and Intangible Assets, page F-36

13.
In future filings, please disclose the value assigned to the key assumptions for the group of cash-generating units (GCGU) for which reasonably possible changes to those key assumptions would result in the corresponding carrying amount to exceed the recoverable amount.  Specifically, we could not identify disclosure of shipments for the two GCGUs identified.  Please refer to paragraph 134(f)(ii) of IAS 36 for guidance.

The Company acknowledges the Staff’s comment, and in its 2010 Form 20-F will include disclosure regarding the value assigned to the key assumptions for the group of cash-generating units (GCGU) for which reasonably possible changes to those key assumptions would result in the corresponding carrying amount to exceed the recoverable amount.  See also the Company’s response to comments 2, 3 and 4.  It will also provide disclosure of steel shipments for each GCGU.

Note 9:  Property, Plant and Equipment, page F-40

14.
Please provide the disclosure required by paragraph 130(g) of IAS 36 for each period presented and for each individual asset and/or cash-generating unit for which you recognized a material impairment loss.  In this regard, we note that you did not provide the disclosure for the $92 million impairment loss for the ArcelorMittal Galati coke oven batteries and the $65 million impairment loss for the ArcelorMittal Las Truchas assets.

With respect to the Staff’s comment, the Company believes it has complied with the disclosure requirements of paragraph 130(g) of IAS 36 for each of the years presented.  In this regard, where an impairment loss was recorded based on the recoverable amount of the asset using its value in use, the discount rates applied in the current and previous periods were disclosed.  In situations where assets have been idled based on a management decision to cease all future use and not its value in use, a discount rate is not employed as the assets are written down to salvage value. As such, disclosure is not required by IAS 36.  In 2009, impairments of $237 million were related to assets idled based on a decision to cease all future use, the most significant of which included $92 million at ArcelorMittal Galati and $65 million at ArcelorMittal Las Truchas.  See also the Company’s response to comment 3.

15.
In future filings, please disclose the carrying amount of temporarily idle property, plant and equipment by reportable segment, since the idling of property, plant and equipment was a material factor in assessing these assets for impairment and recognizing an impairment loss.  Refer to paragraph 79(a) of IAS 16 for guidance.  Otherwise, please provide us with a detailed explanation as to why this disclosure would not provide investors with useful and/or relevant information.

Securities and Exchange Commission, p. 12

The Company acknowledges the Staff’s comment.  While noting that paragraph 79(a) of IAS 16 is not required, the Company concurs that users of the financial statements may find this information relevant and will, in its 2010 Form 20-F, include disclosure regarding the carrying amount of temporarily idle property, plant and equipment.

Note 10:  Investments in Associates and Joint Ventures, page F-42

16.
In future filings, please provide the disclosure required by paragraph 40 of IAS 28. Otherwise, please confirm to us that your share of the associates and joint ventures’ contingent liabilities are immaterial.

The Company acknowledges the Staff’s comment and will, in its 2010 Form 20-F, provide the disclosure required by paragraph 40 of IAS 28 regarding contingent liabilities of associates and joint ventures that are significant at the level of the Company.

Note 18:  Income Tax, page F-69

17.
In future filings, please revise your disclosures for the reconciling line items for income tax expense (benefit) to the statutory tax expense (benefit) to provide investors with a better understanding of the underlying components.  As an example, please explain what “deemed deductions on taxable income” represents and what you mean by “recognized deferred tax assets for not acquired deferred tax assets” as it relates to your 2008 net change in measurement of deferred tax assets.

The Company acknowledges the Staff’s comment and will, in its 2010 Form 20-F, revise and clarify its disclosures for the reconciling line items for income tax expense (benefit) to the statutory tax expense (benefit) to provide investors with a better understanding of the underlying components.

Note 19:  Provisions, page F-73

18.	In future filings, please separately present the impact any discounts have had on the provisions. Refer to paragraph 84(e) of IAS 37 for guidance.

The Company acknowledges the Staff’s comment.  In its 2010 Form 20-F, the Company will separately present the impact any discounts have had on provisions.

19.
In future filings, please provide the disclosures required by paragraph 85 of IAS 37 for the voluntary separation plans and commercial agreements and onerous contracts provisions in addition to any provisions recognized in subsequent periods that materially impact your consolidated financial statements.  In this regard, both provisions materially impacted operating income (loss) for fiscal years 2008 and 2009.

The Company acknowledges the Staff’s comment, and will provide this disclosure in its 2010 Form 20-F.

Securities and Exchange Commission, p. 13

Note 22:  Deferred Employee Benefits, page F-76

20.
In future filings, please include the disclosures required by paragraph 120A(p) of IAS 19 for the current annual period and the four previous annual periods, rather than the two most recent annual periods.

The Company acknowledges the Staff’s comment, and in its 2010 Form 20-F will include this disclosure in full for the current annual period (2010) and the three previous annual periods (2009, 2008, and 2007). With respect to 2006, information related to the experience adjustments is not available. However, the Company will include disclosure of the items required by paragraph 120A(p)(i) of IAS 19 for 2006.

21.
We note your disclosure of the components underlying the unfunded status of plans.  We assume you provided this disclosure in accordance with paragraph 120A(d) of IAS 19.  In future filings, please clarify your analysis of the defined benefit obligation into amounts arising from plans that are wholly unfunded and amounts arising from plans that are wholly or partly funded.

The Company acknowledges the Staff’s comment.  In its 2010 Form 20-F, pursuant to paragraph 120A(d) of IAS 19, the Company will clarify its analysis of defined benefit obligations into amounts arising from plans that are wholly unfunded and amounts arising from plans that are wholly or partly funded.

Note 27: Financial Information for Issuer, Guarantor Subsidiaries and Non-Guarantor Subsidiaries, page F-98

22.
In future filings, please revise your disclosure regarding the ArcelorMittal USA senior, unsecured debt to state that the guarantor subsidiaries are 100% owned by the parent company, if correct.  Refer to Rule 1-02(aa) of Regulation S-X and Rule 3-10(d)(1) of Regulation S-X (ASC 470-10-S99-1) for guidance.

The Company acknowledges the Staff’s comment and will revise its disclosure in its Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2010, expected to be filed with the Commission on Form 6-K on or about July 30, 2010 and in other future filings, to clarify that the subsidiaries that are guarantors of this debt are 100% indirectly owned by the parent company.

*                      *                      *                      *                      *

Securities and Exchange Commission, p. 14

In connection with the responses set forth above, ArcelorMittal acknowledges that:

(i)    it is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)   staff comments or changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)  ArcelorMittal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to the undersigned (+33-1-4074-6924) or to Simon Clark (+33-1-4074-6854).

Sincerely,

/s/ John D. Brinitzer
John D. Brinitzer

cc:	Simon Evans, Esq. (ArcelorMittal)